Exhibit 99.1

Fusion Fuel Closes on $1.28 Million Senior Convertible Notes and $25 Million Equity Line of Credit

DUBLIN, Ireland, January 13, 2025 (TBD Newswire) – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering and advisory solutions, announced that it has closed a $1.28 million senior convertible notes private placement with certain institutional investors. In addition to the convertible notes, Fusion Fuel has also entered into an agreement with an institutional investor for a $25 million equity line of credit, which, upon the satisfaction of certain conditions, will provide the Company with access to additional capital to support its operational and strategic growth initiatives.

The senior convertible notes, issued at a 20% original issue discount, mature in July 2026 and carry an 8% annual interest rate. The Company also issued warrants to the noteholders, providing 100% equity coverage.

The equity line of credit agreement will enable Fusion Fuel to sell up to $25 million in newly issued Class A ordinary shares to the investor at the Company’s discretion, subject to satisfaction of certain conditions, including the filing and effectiveness of a registration statement with the U.S. Securities and Exchange Commission (the “SEC”), market conditions, and certain regulatory requirements.

John-Paul Backwell, Chief Executive Officer of Fusion Fuel, commented: “This infusion of capital marks a crucial first step for Fusion Fuel, strengthening our near-term liquidity and providing the runway needed to advance several key initiatives. In particular, the equity line of credit gives us the flexibility to scale further and expand the offerings of our profitable Al Shola Gas business while laying a strong foundation for launching our BrightHy solutions platform. These investments are critical to positioning Fusion Fuel as a leader in the energy services sector and driving long-term value creation for our stakeholders.”

The proceeds from the senior convertible notes and equity line of credit are expected to strengthen the Company’s balance sheet, provide working capital, and support key strategic and growth initiatives across its core markets.

Additional information regarding the terms of the senior convertible notes, the related warrants, and the equity line of credit can be found in the Company’s reports on Form 6-K furnished to the SEC on January 13, 2025.

About Fusion Fuel Green plc

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy engineering and advisory solutions through its Al Shola Gas and BrightHy subsidiaries. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, focuses on delivering innovative engineering and advisory services that enable decarbonization across hard-to-abate industries.

Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, including but not limited the ability of the investment reported on to be consummated as anticipated. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission) which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu